EXHIBIT 97.1
Fiserv, Inc. Compensation Recoupment Policy
1.Purpose. The purpose of this Compensation Recoupment Policy (this “Policy”) is to describe the circumstances under which Fiserv, Inc. (together with its affiliates, the “Company”) is required to or shall have the right to recover compensation paid to employees and independent contractors (collectively “Recipient(s)”). Any references in compensation plans, agreements, equity awards or other policies to the Company’s “recoupment”, “clawback” or similarly-named policy shall be deemed to refer to this Policy with respect to Incentive-Based Compensation Received, and other compensation and equity awards that are granted, become vested, are paid or realized, on or after the Effective Date. With respect to Incentive-Based Compensation Received prior to the Effective Date, and with respect to other compensation and equity awards that were granted, vested, paid or realized prior to the Effective Date, such references to the Company’s “recoupment”, “clawback” or similarly-named policy in compensation plans, agreements, equity awards or other policies shall be deemed to refer to the Company’s “recoupment,” “clawback” or similarly-named policy, if any, in effect prior to the Effective Date.

2.Mandatory Recovery of Compensation. In the event that the Company is required to prepare an Accounting Restatement, the Company shall recover, as reasonably promptly as practical, the amount of Excess Compensation from the current or former Covered Officer.

3.Discretionary Recovery of Compensation. In addition to Section 2 and in accordance with Section 7(a), the Company has the right, but not the obligation (unless required pursuant to Section 2 of this Policy), to recover compensation as follows:
a.In the event that the Company determines that, as a result of the restatement of any operating or financial results (including an Accounting Restatement), the amount of any incentive awards that were granted, vested, paid or realized on the basis of such results (including time-vesting equity awards) was greater than it should have been, then the Company may recover from any individual who was a Recipient, including any member of the management committee, at the time the original results were published, all or any of the excess value of the award that was granted, or the excess amount that became vested, was paid or realized as a result of such restatement. In addition, the Company may also require such individual to pay interest (at the rate determined by the Company) and all costs of collection.
b.In the event that the Criminal Division of the United States Department of Justice (the “DOJ”) determines that it is warranted to enter into criminal resolutions with the Company, the Company may recover from a Culpable Individual the Recoupment Amount paid to a Culpable Individual during the period of misconduct that is the subject of investigation by the DOJ, as determined in the sole discretion of the Committee taking into consideration such factors as the Committee determines are relevant, not to exceed the amount of the applicable fine imposed on the Company by the DOJ with respect to such misconduct.
c.In the event that any current or former Recipient of the Company, its parent(s) or subsidiaries, violates the Company’s code of conduct, causes reputational harm to the Company, or violates a restrictive covenant, the Company may recover from such individual up to the Recoupment Amount.
There is no time limit on the Company’s ability to recover amounts pursuant to this Section 3, other than limits imposed by law, and the Company may seek recovery from individuals who are no longer employed by the Company or any of its subsidiaries.

4.Definitions. For purposes of this Policy, the following terms, when capitalized, shall have the meanings set forth below:

(a)“Accounting Restatement” shall mean any accounting restatement required due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b)“Covered Officer” shall mean an employee designated by the Board or Compensation Committee as an executive officer under Section 16 of the Securities Exchange Act of 1934.

(c)“Culpable Individual” shall mean any current or former Recipient of the Company, its parent(s) or subsidiaries who engaged in wrongdoing in connection with conduct under investigation by the DOJ or any other person who both (i) had supervisory authority over the Recipient(s) or business area engaged in the misconduct and (ii) knew of, or was willfully blind to, the misconduct.

(d)“Effective Date” shall mean October 2, 2023.

(e)“Excess Compensation ” shall mean the excess of (i) the amount of Incentive-Based Compensation Received by a person (A) after beginning service as a Covered Officer, (B) who served as a Covered Officer at any time during the performance period for that Incentive-Based Compensation, (C) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (D) during the Recovery Period; over (ii) the Recalculated Compensation. For the avoidance of doubt, a person who served as a Covered Officer during the periods set forth in clauses (A) and (B) of the preceding sentence shall continue to be subject to this Policy even after such person’s service as a Covered Officer has ended.

(f)“Incentive-Based Compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. A financial reporting measure is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, regardless of whether such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission. Each of stock price and total shareholder return is a financial reporting measure. For the avoidance of doubt, incentive-based compensation subject to this Policy does not include stock options, restricted stock, restricted stock units or similar equity-based awards for which the grant is not contingent upon achieving any financial reporting measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more non-financial reporting measures.

(g)“Recalculated Compensation” shall mean the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts in the Accounting Restatement, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of the Excess Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of the Recalculated Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return, as the case may be, on the compensation Received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the national securities exchange or association on which its securities are listed.
(h)Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the financial reporting measure specified in the award of such Incentive-Based Compensation is attained, even if the payment or issuance of the Incentive-Based Compensation occurs after the end of that period.

(i)“Recoupment Amount” shall mean the gross amount of all compensation, in any form (including but not limited to cash, equity and deferred compensation), excluding base salary or base fees.

(j)“Recovery Period” shall mean the three completed fiscal years of the Company immediately preceding the date the Company is required to prepare an Accounting Restatement; provided that the Recovery Period shall not begin before the Effective Date. For purposes of determining the Recovery Period, the Company is considered to be “required to prepare an Accounting Restatement” on the earlier to occur of: (i) the date the Company’s Board of Directors, a committee thereof, or the Company’s authorized officers conclude, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. If the Company changes its fiscal year, then the transition period within or immediately following such three completed fiscal years also shall be included in the Recovery Period, provided that if the transition period between the last day of the Company’s prior fiscal year end and the first day of its new fiscal year comprises a period of nine to 12 months, then such transition period shall instead be deemed one of the three completed fiscal years and shall not extend the length of the Recovery Period.

5.Exceptions. Notwithstanding anything to the contrary in this Policy, recovery of Excess Compensation will not be required to the extent the Company’s committee of independent directors responsible for executive compensation decisions (or a majority of the independent directors on the Company’s board of directors in the absence of such a committee) has made a determination that such recovery would be impracticable and one of the following conditions have been satisfied:

(a)The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Excess Compensation that was Incentive-Based Compensation based on the expense of enforcement, the Company must make a reasonable attempt to recover such Excess Compensation , document such reasonable attempt(s) to recover, and provide that documentation to the national securities exchange or association on which its securities are listed.

(b)Recovery would violate home country law where, with respect to Incentive-Based Compensation, that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Excess Compensation that was Incentive-Based Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the national securities exchange or association on which its securities are listed, that recovery would result in such a violation, and must provide such opinion to the exchange or association.

(c)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6.Manner of Recovery. In addition to any other actions permitted by law or contract, the Company may take any or all of the following actions to recover any Excess Compensation , any Recoupment Amount and any other award or amount subject to recovery under this Policy: (a) require the individual to repay such amount in cash or shares; (b) offset such amount from any other compensation owed by the Company or any of its affiliates to the individual, regardless of whether the contract or other documentation governing such other compensation specifically permits or specifically prohibits such offsets; (c) forfeit or cancel any outstanding equity award held by the individual; (d) rescind shares of Company stock issued under any award; and (e) subject to Section 5(c), to the extent the Excess Compensation , Recoupment Amount or other compensation was deferred into a plan of deferred compensation, whether or not qualified, forfeit such amount (as well as the earnings on such amounts) from the individual’s balance in such plan, regardless of whether the plan specifically permits or specifically prohibits such forfeiture.

7.Other.

(a)This Policy shall be administered and interpreted, and may be amended from time to time, by the Company’s board of directors, the Talent and Compensation Committee or any committee to which the board may delegate its authority in its sole discretion in compliance with the applicable listing standards of the national securities exchange or association on which the Company’s securities are listed, and the determinations of the board or such committee shall be binding on all individuals subject to this Policy. In addition, the Chief Executive Officer of the Company may administer and interpret the Policy for all Recipients (including members of the management committee), who are not Covered Officers.

(b)The Company’s board of directors, the Talent and Compensation Committee and the Chief Executive Officer may, with respect to their relevant authority as described in Section 7(a), implement additional procedures and requirements not described herein as they deem necessary or appropriate to enforce the provisions of this Policy, which may include, but are not limited to, requiring any individual who is subject to this Policy to acknowledge that such individual agrees to be bound by, and to comply with, the terms and conditions of this Policy.

(c)The Company shall not indemnify any individual who is subject to this Policy against the loss of Excess Compensation , Recoupment Amount or any other award or amount subject to recovery under this Policy.

(d)The Company shall make all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws, including disclosure required by the Securities and Exchange Commission.

(e)Any right to recovery under this Policy shall be in addition to, and not in lieu of, any other rights of recovery that may be available to the Company, including without limitation recovery rights under any Fiserv bonus program, equity award agreements and any other Fiserv plan or arrangement.
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